October 16, 2003



Board of Directors
CINTRA Select Fund, Inc.
1725 I Street, N.W.
Suite 300
Washington, D.C. 20006

         Re:      Initial Capital Investment in The CINTRA Select Fund, Inc.

Ladies and Gentlemen:

     The CINTRA Select Fund, Inc. (the "Fund") has been organized as a Maryland corporation. The Directors of the Fund initially have designated one class of shares of common stock of the Fund (the "Common Shares"). We hereby agree to purchase Common Shares to provide the initial capitalization of the Fund, upon the terms and conditions set forth below.

     We shall purchase 6,667 Common Shares at a purchase price of $15.00 per Common Share, for a total purchase price of $100,005.

     We hereby acknowledge that the Common Shares are being purchased in a private placement transaction that is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 4(2) of the Securities Act. We represent that the Fund had made available to us all information necessary for us to make our investment decision. We further represent that (i) we are purchasing the Common Shares solely for our own account and solely for investment purposes without any intent of distributing or reselling the Common Shares, and (ii) any disposition of the Common Shares will be made in accordance with the Securities Act, and the rules and regulations thereunder, including without limitation Rule 144.


                                           Sincerely yours,

                                           CINTRA Fund Management, LLC



                                           By:/s/J. Mitchell Reese
                                          --------------------------
                                                J. Mitchell Reese
                                                President